Exhibit 99.5

Postmedia Network Reports Second Quarter Results
Year-to-date net earnings from continuing operations show profit compared to loss in prior year

April 12, 2012 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the second quarter ended February 29, 2012.

Second Quarter Operating Results
Net loss in the quarter ended February 29, 2012 was $11.1 million compared to a loss of $12.5 million in the same period in the prior year. The loss in the prior year includes a $1.8 million loss associated with discontinued operations sold to affiliates of Glacier Media Inc. (“Glacier”) on November 30, 2011.

Net loss from continuing operations was $11.1 million, an increase of $0.3 million compared to the same period in the prior year.

Operating income decreased $6.5 million relative to the same period in the prior year due to lower revenues partially offset by decreased operating and restructuring expenses.

Operating income before depreciation, amortization and restructuring was $25.3 million, a decrease of $14.6 million, relative to the same period in the prior year. The decrease was due to revenue decreases partially offset by lower operating costs.

Revenue for the quarter totaled $198.6 million, a decrease of $16.4 million (or 7.6%) relative to the same period in the prior year. This decrease was primarily due to a decrease in print advertising revenue of $14.5 million (or 10.6%) with the largest declines occurring in the national category. Print circulation revenue decreased $2.3 million (or 4.3%) and digital revenue increased $0.1 million or 0.5%. Growth in local digital advertising revenue was offset by declines in national digital advertising revenue, including a decline of $0.7 million associated with a digital sales representation agreement that ended in fiscal 2011. Other revenue increased $0.3 million relative to the same period in the prior year.

Operating expenses excluding depreciation, amortization and restructuring decreased $1.7 million or 1.0% relative to the same period in the prior year. This decrease was largely due to lower compensation and newsprint expenses.

Year to Date Operating Results
Net earnings increased to $17.3 million in the six months ended February 29, 2012 compared to a net loss of $6.5 million in the same period in the prior year. The improvement was due to the gain on sale of assets to Glacier and higher earnings from continuing operations.

Net earnings from continuing operations increased to $3.2 million, an improvement of $9.4 million compared to the same period in the prior year.

Operating income decreased $1.7 million relative to the prior year due to lower revenues partially offset by decreased operating and restructuring expenses.

Operating income before depreciation, amortization and restructuring was $79.9 million, a decrease of $29.2 million relative to the prior year. The decrease was due to revenue decreases partially offset by lower operating costs. Lower operating costs were largely due to savings associated with restructuring initiatives implemented in the prior fiscal year.

Revenue for the six months ended February 29, 2012 was $429.7 million, a decrease of $39.4 million relative to the same period in the prior year. Print advertising revenue decreased $34.3 million (a decrease of 11.2%) with the most significant declines occurring in the national advertising category. Print circulation revenue decreased $4.1 million (a decrease of 3.7%) and other revenue decreased $0.8 million. Digital revenue was down $0.2 million as gains in local digital advertising were more than offset by weakness in national digital advertising revenue, including a decline of $1.4 million associated with a digital sales representation agreement that ended in fiscal 2011.

Operating expenses excluding depreciation, amortization, and restructuring decreased $10.2 million or 2.8% relative to the same period in the prior year. Expense reductions were due to lower payroll and newsprint costs partially offset by increases in other operating costs.

Debt Repayment
For the quarter ended February 29, 2012, Postmedia made total debt repayments of $3.6 million (US$3.6 million) related to its US dollar term loan and repurchased and retired US$6.4 million of its 12.5% senior secured notes (the “Notes”). After giving effect to these items, outstanding long term debt at February 29, 2012 consisted of US$247.5 million under its term loan credit facility and US$268.6 million of Notes.

Management Commentary
“Along with our industry peers, we continue to see pressure on advertising revenue. Both economic and structural factors are impacting our traditional revenue streams,” said Paul Godfrey, President and CEO. “Our ongoing focus is on transforming our cost structure and reducing debt. As our audiences continue to grow in print and online, putting our energies into solutions that get us closer to our audiences and leveraging those relationships for the benefit of our advertisers is where we see evolving revenue streams.”

Transition to International Financial Reporting Standards (“IFRS”)
Postmedia adopted IFRS on September 1, 2011. The Company’s interim condensed consolidated financial statements for the three and six months ended February 29, 2012 have therefore been prepared in accordance with IFRS including comparative financial information for the three and six months ended February 28, 2011.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This press release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the year ended August 31, 2011 and the period ended August 31, 2010. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Operating Results for the three months ended February 29, 2012 and February 28, 2011
(In thousands of Canadian dollars)	Q2 F2012	Q2 F2011	Q2 F2012 to Q2 F2011 Variance Favourable (Unfavourable)

Revenues
Print advertising	122,385	136,839	(14,454)
Print circulation	51,201	53,522	(2,321)
Digital	20,933	20,836	97
Other	4,123	3,813	310
Total revenue	198,642	215,010	(16,368)
Expenses
Compensation	90,176	91,084	908
Newsprint	12,633	13,391	758
Distribution	30,493	30,495	2
Other operating	40,052	40,133	81
Operating income before depreciation, amortization and restructuring	25,288	39,907	(14,619)
Depreciation	6,517	6,435	(82)
Amortization	10,836	11,416	580
Restructuring and other items	4,629	12,212	7,583
Operating income	3,306	9,844	(6,538)
Interest expense	14,799	18,783	3,984
Net financing expense related to employee benefit plans	975	844	(131)
Loss on disposal of property and equipment	35	-	(35)
Loss on derivative financial instruments	4,616	14,616	10,000
Foreign currency exchange gains	(6,054)	(13,101)	(7,047)
Acquisition costs	-	(570)	(570)
Loss before income taxes	(11,065)	(10,728)	(337)
Provision for income taxes	-	-	-
Net loss from continuing operations	(11,065)	(10,728)	(337)
Net loss from discontinued operations, net of tax of nil	-	(1,790)	1,790
Net loss attributable to equity holders of the Company	(11,065)	(12,518)	1,453

Postmedia Network Canada Corp.
Operating Results for the six months ended February 29, 2012 and February 28, 2011
(In thousands of Canadian dollars)	F2012	F2011	F2012 to F2011 Variance Favourable (Unfavourable)

Revenues
Print advertising	271,753	306,036	(34,283)
Print circulation	105,470	109,552	(4,082)
Digital	43,555	43,773	(218)
Other	8,954	9,748	(794)
Total revenue	429,732	469,109	(39,377)
Expenses
Compensation	177,927	187,970	10,043
Newsprint	27,267	30,045	2,778
Distribution	63,198	63,314	116
Other operating	82,035	78,691	(3,344)
Operating income before depreciation, amortization and restructuring	79,935	109,089	(29,154)
Depreciation	12,979	13,575	596
Amortization	21,857	22,880	1,023
Restructuring and other items	7,611	33,451	25,840
Operating income	37,488	39,183	(1,695)
Interest expense	31,636	38,124	6,488
Net financing expense related to employee benefit plans	1,950	1,688	(262)
Loss on disposal of property and equipment	35	-	(35)
(Gain) loss on derivative financial instruments	(5,424)	27,566	32,990
Foreign currency exchange (gains) losses	6,078	(23,258)	(29,336)
Acquisition costs	-	1,217	1,217
Earnings (loss) before income taxes	3,213	(6,154)	9,367
Provision for income taxes	-	-	-
Net earnings (loss) from continuing operations	3,213	(6,154)	9,367
Net earnings (loss) from discontinued operations, net of tax of nil	14,053	(359)	14,412
Net earnings (loss) attributable to equity holders of the Company	17,266	(6,513)	23,779